                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   GenTek Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   37245X 10 4
                                 (CUSIP Number)

                                Paul M. Montrone
                                 c/o GenTek Inc.
                                  Liberty Lane
                          Hampton, New Hampshire 03842
                                 (603) 929-2264
(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 30, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d- 1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 2 of 10 Pages


(1)      Names of Reporting Persons                           Paul M. Montrone
         S.S. or I.R.S. Identification
         Nos. of Above Persons
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                                       (a) [ ]
         if a Member of a Group                                          (b) [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                             Not Applicable.  See Item 4
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [  ]
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                                     U.S.A.
--------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power              2,228,919
Beneficially Owned         -----------------------------------------------------
by Each Reporting                   (8) Shared Voting Power            4,000,000
Person With                -----------------------------------------------------
                                    (9) Sole Dispositive Power         2,228,919
                           -----------------------------------------------------
                                    (10) Shared Dispositive Power      4,000,000
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                9,811,421
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares                               [ X ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                47.3%(See Item 5(b))
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                             IN

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 3 of 10 Pages


(1)      Names of Reporting Persons                           Sandra G. Montrone

         S.S. or I.R.S. Identification
         Nos. of Above Persons
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                                       (a) [ ]
         if a Member of a Group                                          (b) [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                           Not Applicable.  (See Item 4)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [  ]
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                            U.S.A.
--------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power              1,538,481
Beneficially Owned         -----------------------------------------------------
by Each Reporting                   (8) Shared Voting Power            6,044,021
Person With                -----------------------------------------------------
                                    (9) Sole Dispositive Power         1,538,481
                           -----------------------------------------------------
                                    (10) Shared Dispositive Power      6,044,021
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                               7,582,502
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares                               [ X ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                               36.6% (See Item 5(b))
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                             IN

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 4 of 10 Pages


(1)      Names of Reporting Persons                           Paul M. Meister

         S.S. or I.R.S. Identification
         Nos. of Above Persons
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                                        (a)[ ]
         if a Member of a Group                                           (b)[ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                             Not Applicable.  See Item 4
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                    U.S.A.
--------------------------------------------------------------------------------
Number of Shares           (7) Sole Voting Power                          17,500
Beneficially Owned         -----------------------------------------------------
By Each Reporting          (8) Shared Voting Power                     2,044,021
Person With                -----------------------------------------------------
                           (9) Sole Dispositive Power                     17,500
                           -----------------------------------------------------
                           (10) Shared Dispositive Power               2,044,021
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,061,521

--------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares                               [ X ]

--------------------------------------------------------------------------------

(13)     Percent of Class Represented
         by Amount in Row 11                                 10% (See Item 5(b))
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                            IN

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 5 of 10 Pages


ITEM 1.

                  (a)      NAME OF ISSUER

                           GenTek Inc. (the "Issuer")

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           Liberty Lane
                           Hampton, New Hampshire 03842

                  (c)      TITLE OF CLASS OF SECURITIES

This report covers the Issuer's Common Stock, par value $.01 per share (the "Common Stock").

The Issuer has also issued Class B Common Stock par value $.01 per share (the "Class B Common Stock"). As described in Item 5(b) below, each share of Class B Common Stock is convertible at the option of holder into one share of Common Stock and is automatically converted into one share of Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Based upon this conversion feature of Class B Common Stock, the Reporting Persons are, pursuant to Rule 13d-3(d)(1)(i)(B) of the Act, deemed for purposes of this filing to be the beneficial owners of such shares of Common Stock as would be issued upon conversion. The Common Stock and Class B Common Stock are substantially identical, except for disparity in voting power, limitations on transfers of Class B Common Stock and the conversion feature of the Class B Common Stock. The holders of Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law.

ITEM 2.
(a) The names of the Reporting Persons are Paul M. Montrone, Sandra G. Montrone and, as co-trustee of the 1996 GRAT (as defined in item 5(a)), Paul M. Meister.

(b) The Reporting Persons' business address is c/o GenTek Inc. Liberty Lane, Hampton, New Hampshire 03842.

(c) Paul M. Montrone is the Chairman of the Board and Chief Executive Officer of Fisher Scientific International Inc. Mr. Montrone is also the Chairman of the Board of the Issuer and The General Chemical Group Inc. Sandra G. Montrone is the wife of Mr. Montrone. Paul M. Meister is the Vice Chairman of the Board and the Executive Vice President and Chief Financial Officer of Fisher Scientific Inc. Mr. Meister is also the Vice Chairman of the Board of the Issuer and The General Chemical Group Inc.

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 6 of 10 Pages


(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None.

(f) The citizenship of each Reporting Person is the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not applicable (see Item 4).

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons received shares of the Issuer pursuant to the Spinoff (as defined below) of the Issuer, as described in this Item 4.

                  On April 30, 1999, The General Chemical Group Inc. ("General Chemical Group") separated its manufacturing and performance products segments (the "GenTek Business") from its industrial chemicals segment (the "Industrial Chemicals Business") through a spinoff (the "Spinoff"). General Chemical Group has accomplished the Spinoff by transferring the GenTek Business to its subsidiary, the Issuer, and distributing the Common Stock of the Issuer to General Chemical Group shareholders on a pro rata basis. The distribution of the Issuer's Common Stock and Class B Common Stock was made on the basis of a distribution ratio of one share of the Issuer's Common Stock for each share of Common Stock of General Chemical Group and one share of the Issuer's Class B Common Stock for each share of Class B Common Stock of General Chemical Group held as of the close of business on April 16, 1999, the Record Date of the Spinoff. As a result of the distribution of the shares of the Issuer in connection with the Spinoff, the Reporting Persons received one share of Common Stock of the Issuer for every share of Common Stock of General Chemical Group, and one share of Class B Common Stock of the Issuer for every share of Class B Common Stock of General Chemical Group, they owned as of April 16, 1999. The distribution of the shares of the Issuer in connection with the Spinoff took place after the close of business on April 30, 1999.

                  Pursuant to a registration rights agreement with the Issuer, Mr. Montrone and Mrs. Montrone and their affiliates (including the GRATs mentioned in item 5) may request, at any time until April 1, 2004, the registration of their shares of Common Stock of GenTek (including shares of Common Stock received upon conversion of any Class B Common Stock) for sale under the Securities Act of 1933. The Issuer will be required to accept up to three requests for registration and, in addition, to include the shares of Mr. Montrone and Mrs. Montrone and their affiliates (including the GRATs mentioned in item 5) in a proposed registration of shares of Common Stock under the Securities Act of 1933 in connection with the sale of shares of Common Stock by the Issuer or any other stockholder of the Issuer. The Issuer will be responsible to pay the expenses of the registration of shares of Mr. Montrone and Mrs. Montrone and their affiliates (including

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                        Page 7 of 10 Pages


the GRATs mentioned in item 5), other than brokerage and underwriting commissions and taxes relating to the sale of the shares.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Montrone beneficially owns 9,811,421 shares of Common Stock. Mrs. Montrone beneficially owns 7,582,502 shares of Common Stock. Mr. Meister is a co-trustee of the 1996 GRAT (as defined below) which beneficially owns 2,044,021 shares of Common Stock. By virture of his position as a co-trustee of the 1996 GRAT, Mr. Meister may be deemed to be beneficial owner of such shares; Mr. Meister, however, disclaims beneficial ownership of such shares. In addition, Mr. Meister beneficially owns 17,500 shares of Common Stock.

Such shares are owned as follows: (i) 894,812 shares of Class B Common Stock are held directly by Mr. Montrone; (ii) 1,331,107 shares of Common Stock are held directly by Mr. Montrone; (iii) 30,000 shares of Common Stock are held directly by Mrs. Montrone; (iv) 3,000 shares of Common Stock are held by a trust (the "Trust") of which Mr. Montrone is the sole trustee and a beneficiary; (v) 1,214,881 shares of Common Stock and 829,140 shares of Class B Common Stock are held by a grantor retained annuity trust formed in 1996 (the "1996 GRAT"), of which Mr. Montrone is the settlor and annuity beneficiary. Mrs. Montrone and Mr. Meister are co-trustees of the 1996 GRAT with shared investment and voting discretion; (vi) 896,578 shares of Common Stock and 611,903 shares of Class B Common Stock are held by a grantor retained annuity trust formed in February 1998 (the "February 1998 GRAT"), of which Mr. Montrone is the settlor and annuity beneficiary. Mrs. Montrone is the February 1998 GRAT's sole trustee with investment and voting discretion; (vii) 1,188,717 shares of Common Stock and 811,283 shares of Class B Common Stock are held by a grantor retained annuity trust formed in December 1998 (the "December 1998 GRAT"), of which Mr. Montrone is the settlor and annuity beneficiary. Mr. Montrone and Mrs. Montrone are co-trustees of the December 1998 GRAT; (viii) 1,188,717 shares of Common Stock and 811,283 shares of Class B Common Stock are held by a grantor retained annuity trust formed in March 1999 (the "1999 GRAT"), of which Mr. Montrone is the settlor and annuity beneficiary. Mr. Montrone and Mrs. Montrone are co-trustees f the 1999 GRAT; (ix) 10,000 shares of Common Stock are held directly by Mr. Meister; and (x) Mr. Meister holds 4,500 vested Restricted
Units and 3,000 Restricted Units which will vest on May 15, 1999. Such Restricted Units may be exchanged for shares of Common Stock on a one-for-one basis.

An additional 100,000 shares of Common Stock are held by a charitable foundation, of which Mr. Montrone is a director and Mrs. Montrone is a director and officer. By virtue of their positions with the foundation, Mr. Montrone and Mrs. Montrone may be deemed to be beneficial owners of the shares of Common Stock held by the foundation. Mr. Montrone and Mrs. Montrone disclaim any beneficial ownership in the 100,000 shares of Common Stock held by the foundation.

(b) Mr. Montrone has sole voting and dispositive power with respect to 894,812 shares of Class B Common Stock held directly by him, 1,331,107 shares of Common Stock held directly by him and 3,000 shares of Common Stock held by the Trust. Mrs. Montrone has sole voting and dispositive power with respect to 30,000 shares of Common

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 8 of 10 Pages


Stock held by her directly and 896,578 shares of Common Stock and 611,903 shares of Class B Common Stock held by the February 1998 GRAT.

Mr. Montrone and Mrs. Montrone share voting and dispositive power with one another, as co-trustees, with respect to shares held by the December 1998 GRAT and the 1999 GRAT, each such GRAT holding 1,188,717 shares of Common Stock and 811,283 shares of Class B Common Stock. Mr. Meister and Mrs. Montrone share voting and dispositive power with one another, as co-trustees, with respect to shares held by the 1996 GRAT, such GRAT holding 1,214,881 shares of Common Stock and 829,140 shares of Class B Common Stock.

Each share of Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to ten votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders, and for all other purposes, including the election of directors of the Issuer. The Common Stock and Class B Common Stock are substantially identical except for disparity in voting power, and the holders of Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 5,853,000 shares of Common Stock and the 3,958,421 shares of Class B Common Stock for which Mr. Montrone has or shares voting power constitutes 80.6% of the aggregate voting power of the Issuer; the 8,472,314 shares of Common Stock and the 3,958,421 shares of Class B Common Stock for which Mrs. Montrone has or shares voting power constitutes 62.4% of the aggregate voting power of the Issuer; and the 2,044,021 shares of Class B Common Stock for which Mr. Montrone shares voting power constitutes 32.2% of the aggregate voting power of the Issuer.

(c) There were no transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons (see Item 4).

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

ITEM 6.

                  Pursuant to a registration rights agreement with the Issuer, Mr. Montrone and Mrs. Montrone and their affiliates (including the GRATs referred to in item 5) may request, at any time until April 1, 2004, the registration of their shares of Common Stock of GenTek (including shares of Common Stock received upon conversion of any Class B Common Stock) for sale under the Securities Act of 1933. The Issuer will be required to accept up to three requests for registration and, in addition, to include the shares of Mr. Montrone and Mrs. Montrone and their affiliates (including the GRATs referred to in item

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 9 of 10 Pages


5) in a proposed registration of shares of Common Stock under the Securities Act of 1933 in connection with the sale of shares of Common Stock by the Issuer or any other stockholder of the Issuer. The Issuer will be responsible to pay the expenses of the registration of shares of Mr. Montrone and Mrs. Montrone and their affiliates, (including the GRATs referred to in item 5) other than brokerage and underwriting commissions and taxes relating to the sale of the shares.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1. Joint Filing Agreement, dated as of May 10, 1999, among the Filing Persons.

Exhibit 2. List of Persons Filing Schedule 13D Pursuant to Rule 13d-1(a) under the Act.

Exhibit 3. Registration Rights Agreement, dated as of April 14, 1999, between Paul M. Montrone and The General Chemical Group Inc., as assumed by the Issuer with respect to Common Stock of the Issuer.

                  SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 10, 1999

                                PAUL M. MONTRONE

                                        /s/ Paul M. Montrone
                                ____________________________________



                                SANDRA G. MONTRONE

                                       /s/ Sandra G. Montrone
                                ____________________________________

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                        Page 10 of 10 Pages



                  SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 10, 1999

                                PAUL M. MEISTER,
                                as co-trustee of the 1996 GRAT

                                      /s/ Paul M. Meister
                                _______________________________

                                INDEX OF EXHIBITS

1.   Joint Filing Agreement, dated as of May 7, 1999, among the Filing Persons.

2.   List of Persons Filing Schedule 13D Pursuant to Rule 13d-1(a) under the
     Act.

3. Registration Rights Agreement, dated as of April 14, 1999, between Paul M. Montrone and The General Chemical Group Inc., as assumed by the Issuer with respect to Common Stock of the Issuer. Incorporated by reference to Exhibit
     10.09 of the Amendment No. 2 to Registration Statement on Form 10 of GenTek Inc. (file no. 001-14789).